Medicus Pharma Ltd.
300 Conshohocken State Road, Suite 200
Conshohocken, PA 19428

January 30, 2026

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Medicus Pharma Ltd.
Registration Statement on Form S-3 (No. 333-293091)
Filed January 30, 2026

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the Registration Statement on Form S-3, File No. 333-293091, as amended (the "Registration Statement"), of Medicus Pharma Ltd. (the "Company") be accelerated to February 3, 2026 at 5:00 PM ET or as soon thereafter as may be practicable.

Please contact Christopher J. Cummings of Paul, Weiss, Rifkind, Wharton & Garrison LLP, special counsel to the Company, at (212) 373-3434, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

*****

Very truly yours,

By:  /s/ Raza Bokhari
Name: Dr. Raza Bokhari
Title:  Executive Chairman and Chief Executive Officer